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                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  Merger

     [ ]  Liquidation

     [ ]  Abandonment of Registration

          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company

          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: AIM Floating Rate Fund

3.   Securities and Exchange Commission File No.: 811-09797*

     * AIM Floating Rate Fund's CIK 1027826 has generated multiple Investment Company Act of 1940 SEC file numbers. GT Global Floating Rate Fund, Inc. Form N-8A filing on December 4, 1996, CIK 1027826, generated SEC File No. 811-07957, and such investment company was subsequently deregistered as an investment company on October 25, 2005 by an order under Section 8(f) of the Investment Company Act of 1940. GT Global Select Floating Rate Fund Form N-8A filing on November 14, 1997, CIK 1027826, generated SEC File No. 811-08485, and such investment company plans to file shortly an abandonment of registration. AIM Floating Rate Fund Form N-8A filing on January 21, 2000, CIK 1027826, generated SEC File No. 811-09797. The above response to
     Item 3 reflects the true Investment Company Act of 1940 SEC file number associated with AIM Floating Rate Fund, as registered on January 21, 2000; however, the EDGAR filing system has continued to associate SEC File No. 811-07957 with all three investment companies.

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application   [ ]  Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

     11 Greenway Plaza, Suite 100
     Houston, Texas 77046-1173

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Stephen R. Rimes, Esq.
     A I M Advisors, Inc.
     11 Greenway Plaza, Suite 100
     Houston, Texas 77046-1173
     (713) 214-1968

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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     A I M Advisors, Inc.
     11 Greenway Plaza, Suite 100
     Houston, Texas 77046-1173
     (713) 626-1919

     INVESCO Senior Secured Management, Inc.
     1166 Avenue of the Americas
     New York, New York 10036
     (212) 278-9000

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]  Unit investment trust; or

          [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

          [ ]  Open-end   [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

     The fund is organized as a Delaware statutory trust.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     A I M Advisors, Inc., the fund's investment adviser, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

     INVESCO Senior Secured Management, Inc., the fund's investment sub-adviser, is located at 1166 Avenue of the Americas New York, New York 10036.

     INVESCO Institutional (N.A.), Inc., the fund's investment sub-sub-adviser, prior to July 1, 2005, is located at The Aegon Center 400 West Market Street, Suite 3300, Louisville, Kentucky 40202.


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12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

     A I M Distributors, Inc., the fund's principal underwriter, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

     The fund is not a UIT.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ]  Yes   [X]  No

          If Yes, for each UIT state:

               Name(s): _______________________________

               File No.: 811-____

               Business Address: ______________________

                                 ______________________

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes   [ ]  No

          If Yes, state the date on which the board vote took place: December 7, 2005

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes   [ ]  No

          If Yes, state the date on which the shareholder vote took place: April 11, 2006

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?


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          [X]  Yes   [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          April 13, 2006

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes   [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes   [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ]  Yes   [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

          Not applicable.

17.  Closed-end funds only:

     Has the fund issued senior securities?

          [ ]  Yes   [X]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     Not Applicable.

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

          [X]  Yes   [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?


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          [ ]  Yes   [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ]  Yes   [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes   [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes   [X]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

                                                                          Paid by   Total per
                                                           Paid by Fund   Advisor    Category
                                                           ------------   -------   ---------
(i)   Legal expenses:                                             0       152,860    152,860
(ii)  Accounting expenses:                                        0         5,000      5,000
(iii) Other expenses (filing fees and related expenses):          0        80,330     80,330
                                                                ---       -------   ---------
(iv)  Total expenses (sum of lines (i)-(iii) above):              0       238,190    238,190
                                                                ===       =======   =========

     (b)  How were those expenses allocated?


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          Expenses associated with the conversion transaction were allocated between the fund and the Advisor based upon a division of conversion expenses (by percentage) that was approved by the fund's Board of Trustees. This division was also set forth in the Agreement and Plan of Reorganization, which was approved by the funds' shareholders.

     (c)  Who paid those expenses?

          See Item 22(a) above.

     (d)  How did the fund pay for unamortized expenses (if any)?

          AIM Floating Rate Fund continues to amortize expenses in the new Registrant.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ]  Yes   [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

          [X]  Yes   [ ]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     AIM Floating Rate Fund, along with numerous unrelated funds and financial institutions, has been named as a defendant in private civil actions based on its position as a creditor to certain entities that have filed petitions in bankruptcy courts. Set forth below are brief descriptions of those civil lawsuits in this category that either have been served or have had service of process waived.

     ENRON CORP. v. J.P. MORGAN SECURITIES, INC., AIM FLOATING RATE FUND, ET AL., in the United States Bankruptcy Court, Southern District of New York, Case No. 01-16034(AJG), filed on November 6, 2003. This is an adversary proceeding alleging that payments made to AIM Floating Rate Fund and other creditors to prepay and/or redeem certain commercial paper prior to its maturity of Enron prior to its bankruptcy filing were preferential transfers. The relief sought includes recovery of the amount paid to the creditors, disallowance of Defendants' claims until these funds are returned, and attorneys' fees, costs and expenses. On June 15, 2005, the Court denied Defendants' Motion to Dismiss the Complaints. Therefore, the AIM Floating Rate Fund will have to file its Original Answer to the Complaint and respond to discovery requests from Enron. On October 18, 2005, Enron filed a Motion to Amend its Complaint and


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     add INVESCO Institutional (N.A.), Inc. ("IINA") as a defendant based on allegations that it was involved in the challenged redemption of the Enron commercial paper. On May 30, 2006, the Court denied Enron's Motion to add IINA as a defendant.

     ADELPHIA COMMUNICATIONS CORP. AND ITS AFFILIATE DEBTORS IN POSSESSION and OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF ADELPHIA COMMUNICATIONS CORP.
     v. BANK OF AMERICA, individually and as Agent for various banks party to credit agreements, AIM FLOATING RATE FUND, ET AL., in the United States Bankruptcy Court for the Southern District of New York, Case No. 02-41729, filed July 6, 2003. This is an adversary proceeding by Adelphia Communications Corp. ("Adelphia") and related parties, along with its Official Committee of Unsecured Creditors, against more than 360 banks, financial services companies, insurance companies, investment banks, mutual funds and other parties that had arranged for the sale of, or purchased the bank debt of, Adelphia or its related parties. Named defendants include AIM Floating Rate Fund as a purchaser of this bank debt. The Complaint alleges that the purchasers of this bank debt knew, or should have known, that the loan proceeds would not benefit Adelphia, but instead would be used to enrich Adelphia insiders. It seeks avoidance of the loans and recovery of intentionally fraudulent transfers. Discovery for this case has been stayed and pending motions have not been ruled upon; however, the Court granted the Creditors' Committee standing to sue the defendants and may lift the stay to allow it to proceed with discovery. On September 28, 2005, the Debtors filed their Third Amended Plan and Disclosure Statement.

     AIM Floating Rate Fund has been named as a nominal defendant in the following action based on allegations of improper market timing and related activity in the AIM funds:

     In Re Mutual Funds Investment Litigation, MDL 1586, In Re AIM, Artisan, INVESCO, Strong and T. Rowe Price; INVESCO Funds Sub-Track, Karlin v. Amvescap PLC, et al., which has been filed in the United States District Court for the District of Maryland, Case No. 04-MD-15864-FPS; No. 04-819. This action is a consolidated amended fund derivative action, which amended and consolidated, pursuant to court order, separate derivative actions. AIM Floating Rate Fund has been named as a nominal defendant in this action. On March 1, 2006, the Court entered an Order on Defendants' Motions to Dismiss in this lawsuit. The Court dismissed all derivative causes of action in this lawsuit but two: (i) the excessive fee claim under Section 36(b) of the Investment Company Act of 1940 (the "1940 Act"); and (ii) the "control person liability" claim under Section 48 of the 1940 Act. On June 14, 2006, the Court entered an Order dismissing the Section 48 claim. Based on the Court's March 1, 2006 and June 14, 2006 Orders, all claims asserted against AIM Floating Rate Fund in this lawsuit have been dismissed, although AIM Floating Rate Fund remains a nominal defendant in this lawsuit.

     AIM Floating Rate Fund has been named as a nominal defendant in the following action based on allegations that the defendants improperly used the assets of the AIM funds to


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     pay brokers to aggressively promote the sale of the AIM funds over other mutual funds and that the defendants concealed such payments from investors by disguising them as brokerage commissions:

     RICHARD TIM BOYCE v. AIM MANAGEMENT GROUP INC. ET AL., AND AIM FLOATING RATE FUND, ET AL. NOMINAL DEFENDANTS., in the United States District Court for the Southern District of Texas, Houston Division (Civil Action H-04-2587). This action is a consolidated amended fund derivative action, which amended and consolidated, pursuant to court order, separate derivative actions. This claim alleges violations of Sections 34(b), 36(b) and 48(a) of the Investment Company Act of 1940, as amended, and violations of Sections 206 and 215 of the Investment Advisers Act of 1940, as amended. The claim also alleges common law breach of fiduciary duty. On September 29, 2006, the Court dismissed with prejudice all claims in the Boyce lawsuit except for the Section 36(b) claim, which Section 36(b) claim was dismissed with leave to amend to plead it properly as a derivative claim. On December 7, 2006, the plaintiffs in the Boyce lawsuit filed an amended complaint. The amended complaint, which was pleaded as a Section 36(b) derivative claim, included new allegations that the defendants charged excessive fees.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]  Yes   [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26. (a) State the name of the fund surviving the Merger: AIM Counselor Series Trust (AIM Floating Rate Fund was reorganized as a series portfolio of AIM Counselor Series Trust).

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-09913

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          The Agreement and Plan of Reorganization dated December 6, 2005, between AIM Floating Rate Fund, a Delaware statutory trust, acting on its own behalf and on behalf of its single series portfolio AIM Floating Rate Fund, and AIM Counselor Series Trust, a Delaware statutory trust, acting on its own behalf and on behalf of its series portfolio AIM Floating Rate Fund was previously filed with the Commission as part of AIM Counselor Series Trust' combined Proxy Statement/Prospectus filed on form type N-14 on January 20, 2006 (file number 333-131207).


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     (d)  If the merger or reorganization agreement has NOT been filed with the
          Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AIM Floating Rate Fund (ii) he is the Vice President of AIM Floating Rate Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        /s/ J. Philip Ferguson,
                                        ----------------------------------------
                                        J. Philip Ferguson,
                                        Vice President
                                        AIM Floating Rate Fund


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